Filed pursuant to Rule 433

Registration No. 333-237390

Issuer Free Writing Prospectus dated June 14, 2021

Relating to Preliminary Prospectus Supplement dated June 14, 2021

(to Prospectus dated March 26, 2020)

NVIDIA CORPORATION

Transaction Overview

Issuer:	NVIDIA Corporation

Issue:	Senior Unsecured Notes

Issue Size:	$5,000,000,000

Use of Proceeds:	General corporate purposes, which may include, among other things, repayment of indebtedness

Title:	0.309% Notes due 2023 (the “2023 Notes”) 0.584% Notes due 2024 (the “2024 Notes”) 1.550% Notes due 2028 (the “2028 Notes”) 2.000% Notes due 2031 (the “2031 Notes”)

Principal Amount:	2023 Notes: $1,250,000,000 2024 Notes: $1,250,000,000 2028 Notes: $1,250,000,000 2031 Notes: $1,250,000,000

Trade Date:	June 14, 2021

Maturity Date:	2023 Notes: June 15, 2023 2024 Notes: June 14, 2024 2028 Notes: June 15, 2028 2031 Notes: June 15, 2031

Coupon:	2023 Notes: 0.309% 2024 Notes: 0.584% 2028 Notes: 1.550% 2031 Notes: 2.000%

Price to Public:

2023 Notes: 100.000% of face amount, plus accrued interest, if any, from June 16, 2021

2024 Notes: 100.000% of face amount, plus accrued interest, if any, from June 16, 2021

2028 Notes: 99.683% of face amount, plus accrued interest, if any, from June 16, 2021

2031 Notes: 99.559% of face amount, plus accrued interest, if any, from June 16, 2021

Net Proceeds (before expenses):	$4,990,525,000

Yield to Maturity:	2023 Notes: 0.309% 2024 Notes: 0.584% 2028 Notes: 1.598% 2031 Notes: 2.049%

Benchmark Treasury:	2023 Notes: UST 0.125% due May 31, 2023 2024 Notes: UST 0.250% due June 15, 2024 2028 Notes: UST 1.250% due May 31, 2028 2031 Notes: UST 1.625% due May 15, 2031

Spread to Benchmark Treasury:	2023 Notes: T+ 15 bps 2024 Notes: T+ 25 bps 2028 Notes: T+ 40 bps 2031 Notes: T+ 55 bps

Benchmark Treasury Price and Yield:	2023 Notes: 99-29 7⁄8; 0.159% 2024 Notes: 99-24; 0.334% 2028 Notes: 100-11; 1.198% 2031 Notes: 101-05; 1.499%

Interest Payment Dates:	For the 2024 Notes, June 14 and December 14, commencing December 14, 2021 For the 2023 Notes, 2028 Notes and 2031 Notes, June 15 and December 15, commencing December 15, 2021

Optional Redemption:

2023 Notes: Prior to June 15, 2022 (12 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 5 basis points; on or after June 15, 2022, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2024 Notes: Prior to June 14, 2023 (12 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 5 basis points; on or after June 14, 2023, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2028 Notes: Prior to April 15, 2028 (2 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 7.5 basis points; on or after April 15, 2028, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2031 Notes: Prior to March 15, 2031 (3 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 10 basis points; on or after March 15, 2031, at any time at par, plus, in each case, accrued and unpaid interest, if any.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest, if any

Settlement Date:	June 16, 2021 (T+2)

Expected Ratings:*	Moody’s: A2 (Stable) S&P: A- (Stable)

CUSIP/ISIN:	2023 Notes: 67066GAK0 / US67066GAK04 2024 Notes: 67066GAL8 / US67066GAL86 2028 Notes: 67066GAM6 / US67066GAM69 2031 Notes: 677066GAN4 / US67066GAN43

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Book-Running Managers:	Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc.

Co-Managers:	HSBC Securities (USA) Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Academy Securities, Inc. and Siebert Williams Shank & Co., LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Goldman Sachs & Co. LLC at 1-866-471-2526 or Citigroup Global Markets Inc. at 1-800-831-9146.

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